FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 5th of July, 2006

MSYSTEMS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

Attached hereto is the text of the Form 12b-25 filed on July 3, 2006 by msystems.

This Form 6-K is incorporated by reference into our Registration Statements on Form S-8 and Forms F-3 filed with the Securities and Exchange Commission (Registration No. 333- 127467, Registration No. 333-126774 and Registration No. 333-129291, respectively).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

msystems Ltd.
(Registrant)
Date:	July 5, 2006	By:	/s/ Donna Gershowitz
Donna Gershowitz VP, General Counsel

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number:  1-11712

CUSIP Number:  M7061C100

NOTIFICATION OF LATE FILING

(Check One):

|_| Form 10-K |X| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2005

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I

REGISTRANT INFORMATION

msystems Ltd

Full Name of Registrant

M-Systems Flash Disk Pioneers Ltd.

Former Name if Applicable

7 Atir Yeda Street

Address of Principal Executive Office (Street and Number)

Kfar Saba 44425, Israel

City, State and Zip Code

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PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or

|X|        before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant`s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10‑D, N‑SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

msystems Ltd. (the "Company") previously announced that it has commenced an internal review of prior stock option grants.  The internal review is being conducted by a special committee of the Board of Directors (the "Special Committee"), which retained independent counsel to assist it.  As a result of the internal review, on July 3, 2006 the Board of Directors concluded that, for accounting purposes, the actual measurement dates of certain past stock option grants differ from the previously recorded measurement dates for such grants and, accordingly, the Company`s financial statements for each of the years 2001 through 2005 (inclusive), any related reports of its independent registered accounting firm, and any previously-furnished financial information for the quarters included in such years and for the quarter ended March 31, 2006 should no longer be relied upon.  The Company intends to restate its financial statements for those years and to revise certain financial information for each of the quarters in 2005 and for the quarter ended March 31, 2006 to reflect primarily non-cash charges for compensation expense related to certain past stock option grants.  The Company and the Special Committee are continuing to evaluate whether any restatement with respect to stock option grants will be required for years prior to 2001.

The Company intends to include restated financial statements for the years 2005, 2004 and 2003 and certain restated financial information for the years 2002 and 2001 in its annual report on Form 20-F for the year ended December 31, 2005 (the "Annual Report").  The Company anticipates that the Annual Report will also include information with respect to the findings and recommendations of the Special Committee. The Company also intends to request from the Staff of the Securities and Exchange Commission (the "Staff") a waiver of the requirement to file amended annual reports for the years prior to 2005, although there can be no assurance that such waiver will be granted. The Company intends to include restated financial information for each of the quarters of 2005 and the quarter ended March 31, 2006 in a report on Form 6-K.

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The Company is not able to provide a reliable estimate of the impact of the restatement on previously reported net income or loss for until the Company and its independent registered public accounting firm complete their review.

The Company`s officers have discussed the foregoing statement of non-reliance with the Company`s independent registered public accounting firm.

The Company voluntarily notified the Staff on June 13, 2006 of the commencement of the Company's internal review. Thereafter, the Company received a letter from the Staff on June 26, 2006 requesting that the Company voluntarily provide certain documents and information in connection with a Staff informal investigation relating to the grant or exercise of Company stock options.  The Company intends to cooperate fully with the Staff.

The Company is unable to file its Annual Report until it completes the preparation of the required restated financial statements and financial information. The Company currently intends to file the Annual Report on or before Monday, July 17, 2006 (the fifteenth calendar day following the required filing date as prescribed in the applicable rules), although there can be no assurance that it will be able to do so.

Note: Certain statements in this Form 12b-25 concerning msystems Ltd.`s proposed restatement and the proposed timing of the filing of the Annual Report or any other SEC filings, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurance that forward-looking statements will be achieved. Important risks, uncertainties and other important factors that could cause the Company not to achieve the forward looking statements include, among others: the completion of the proposed restatement of the Company`s historical financial statements and other financial information and any further internal review by the Company and its independent registered public accounting firm of stock options grants and the proposed restatement; any unanticipated delay in the proposed timing of the filing of the Annual Report; and the completion of the Special Committee`s review and the outcome of the SEC`s informal investigation with respect to Company stock option grants.  msystems makes no commitment to revise or update any forward-looking statements except as otherwise required by law.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donna Gershowitz                                                                          (972)         9-764-5000

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(Name)                                                                                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company`s previously reported net income for the years 2005, 2004 and 2003 was $52,460,000, $24,150,000 and $914,000, respectively, and a net loss for the years 2002 and 2001 of $5,500,000 and $41,785,000, respectively.  As indicated above, the Company intends to include restated financial statements for the years 2005, 2004 and 2003 and restated financial information for the years 2002 and 2001 in the Annual Report.  The financial statements and financial information will be restated to reflect a reduction of net income or an increase of net loss (as the case may be) for each of these years to reflect primarily non-cash charges for compensation expense related to certain past stock option grants. The Company is not able to provide a reliable estimate of the impact of the restatement on previously reported net income or loss until the Company and its independent registered public accounting firm complete their review.

msystems Ltd.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 3, 2006

msystems ltd.

By: ______________________

Name:  Donna Gershowitz

Title:  VP, General Counsel

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